

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2012

By E-Mail

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

> **Re:** **Vermillion, Inc.**
> **Amended Preliminary Proxy Statement filed by György B. Bessenyei,**
> **Gregory V. Novak, and Robert S. Goggin**
> **Filed May 4, 2012**
> **File No. 1-34810**

Dear Mr. Simonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Reasons for this Solicitation, page 2

1. We note your response to comment four in our letter dated May 1, 2012. Please revise to clarify that the Group Nominees' plans could change subject to their fiduciary duty to stockholders if elected.

Other Matters that May Be Voted On, page 6

2. We note your response to comment eight in our letter dated May 1, 2012. In this regard, we note that if a proxy card is unmarked, then Proposal 3 will be voted in the discretion

Eric Simonson, Esq.
Blank Rome LLP
May 7, 2012
Page 2

     of the named proxies or their substitutes. Please revise, here and on the proxy card, to state whether unmarked cards will be voted for or against, or will not be voted for Proposal 3. Refer to Rule 14a-4(b)(1). For guidance, see section V. of SEC Release 34-16356 (November 21, 1979), which discussed the different interpretations of a signed, unmarked proxy and the need for shareholders to be advised as to how unmarked proxies will be voted, including whether for management or not.

     Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

     Sincerely,

     /s/ Peggy Kim

     Peggy Kim
     Special Counsel
     Office of Mergers & Acquisitions